Shareholder Meeting

On June 23, 2011, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two directors of the Fund. The results of the proposal are as follows:

Proposal 1: to Elect two (2) Class III Directors of the Fund:

Brad Frishberg

For 93.439%

Withheld 6.561%

Chris LaVictoire Mahai

For 89.582%

Withheld 10.418%